================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------
                               AMENDMENT NO. 2 TO
                                    FORM T-3


                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939
                        --------------------------------
                              NEXTWAVE TELECOM INC.
                      NEXTWAVE PERSONAL COMMUNICATIONS INC.
                          NEXTWAVE POWER PARTNERS INC.
                              (Names of Applicants)

                                 3 Skyline Drive
                            Hawthorne, New York 10532
                    (Address of Principal Executive Offices)

           Securities to be Issued Under the Indenture to be Qualified

                    Title of Class                                             Amount
                    --------------                                             ------

12% Senior Secured Subordinated Notes Due 2009          The  dollar  amount  of  Allowed  Claims  of  Senior
                                                        Claimants  (as such  terms are  defined  in the Plan
                                                        hereinafter referred to), expected,  on the basis of
                                                        present    information,    to    be    approximately
                                                        $225,000,000,  plus the amount(s) of any  additional
                                                        such  notes as may be  issued  from  time to time in
                                                        payment of interest as hereinafter described.


                        --------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Application

                        --------------------------------

                              Frank A. Cassou, Esq.
                                 3 Skyline Drive
                            Hawthorne, New York 10532
                     (Name and Address of Agent for Service)

                                 With a copy to:

                            Charles E. Harrell, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002

--------------------------------------------------------------------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    FORM T-3

                                     GENERAL

ITEM 1.    GENERAL INFORMATION.

           (A) FORM OF ORGANIZATION.

           Each of NextWave Telecom Inc. (the "Issuer"), NextWave Personal Communications Inc. ("NPCI") and NextWave Power Partners Inc. ("NPPI" and, together with NPCI, the "Guarantors") is a corporation. The Issuer and the Guarantors are sometimes hereinafter referred to collectively as the "Applicants" or individually as an "Applicant".

           (B) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

           Each of the Applicants is organized under the laws of the State of Delaware.

ITEM 2.    SECURITIES ACT EXEMPTION APPLICABLE.


           The Applicants rely upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for their claim that registration of the offer and sale to Senior Claimants (as defined in the Plan (as defined below)) in satisfaction of their claims against all of the Debtors (as defined below), pursuant to the Plan, of the 12% Senior Secured Subordinated Notes Due 2009 (the "Notes") to be issued by the Issuer under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Issuer, the Guarantors and Norwest Bank Minnesota, National Association, as Collateral Agent, and Norwest Bank Minnesota, National Association, as Trustee (the "Trustee"), is not required under the Securities Act of 1933, as amended (the "Securities Act").


           On June 8, 1998, certain subsidiaries of the Issuer, and thereafter, on December 23, 1998, the Issuer, filed petitions for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the Southern District of New York (the Issuer and such subsidiaries, in such capacity, collectively, the "Debtors," and such District Court, the "Bankruptcy Court"). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.


           Pursuant to the Debtors' First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated July 27, 1999 (the "Plan"), on the Effective Date, or as promptly thereafter as practicable, the Notes will be issued to Senior Claimants in satisfaction of their claims against all of the Debtors. Each of the Applicants is a Debtor. In order to ensure that no such Senior Claimant is an "underwriter" with respect to the Notes within the meaning of Section 1145(b)(1) of the Bankruptcy Code, each such Senior Claimant will be required, as a condition to receiving Notes without a legend restricting transfers thereof, to represent and agree that such Senior Claimant is not such an "underwriter." An integral and essential element of the Plan is that the issuance of the Notes pursuant to the Plan shall be exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.


                                  AFFILIATIONS

ITEM 3.    AFFILIATES.

           The following is a list of affiliates of the Applicants as of August 2, 1999:

            SUBSIDIARIES OF THE ISSUER, 100% OF THE VOTING SECURITIES
             OF WHICH ARE OWNED DIRECTLY BY THE ISSUER ("FIRST TIER
           SUBSIDIARIES") (ALL OF THE FIRST TIER SUBSIDIARIES AND THE
            SECOND TIER SUBSIDIARY NAMED BELOW ARE DEBTORS EXCEPT FOR
         TELE*CODE INC., WHICH IS A NON-DEBTOR SUBSIDIARY OF THE ISSUER)
         ---------------------------------------------------------------

                      NextWave Personal Communications Inc.
                             NextWave Partners Inc.
                             NextWave Wireless Inc.
                                 TELE*Code Inc.

                  SUBSIDIARY OF THE ISSUER, 100% OF THE VOTING
           SECURITIES OF WHICH ARE OWNED DIRECTLY BY NEXTWAVE PARTNERS
            INC., A FIRST TIER SUBSIDIARY ("SECOND TIER SUBSIDIARY")
            --------------------------------------------------------

                          NextWave Power Partners Inc.

             AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED,
          AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
          -------------------------------------------------------------

           Pursuant to the Plan, on the Effective Date, holders of the Issuer's Series A Common Stock, par value $.0001 per share ("Series A Common Stock"), and Series B Common Stock, par value $.0001 per share ("Series B Common Stock"), will retain their shares, subject to the rights, privileges and preferences of holders of Plan Securities (as defined in the Plan). Holders of Existing Options/Warrants (as defined in the Plan) will be entitled to exercise such Existing Options/Warrants prior to the Effective Date pursuant to the Plan. Upon effectiveness of the Issuer's Second Amended and Restated Certificate of Incorporation, the Issuer will be authorized to issue 60,000,000 shares of Series A Common Stock, 900,000,000 shares of Series B Common Stock, 1,019,444 shares of Series C Common Stock, par value $.0001 per share ("Series C Common Stock") and 50,000,000 shares of undesignated preferred stock, par value $.01 per share ("Undesignated Preferred Stock"), which shall include 1,000,000 shares of Senior Redeemable Preferred Stock (the "Senior Redeemable Preferred Stock") and 9,500,000 shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock"). See "Capital Securities - Capitalization - Capitalization As of the Effective Date" in Item 7 of this Form T-3.


           The following is a list of affiliates of the Applicants as they are expected to be constituted as of the Effective Date:

                 SUBSIDIARIES OF THE ISSUER, 100% OF THE VOTING
            SECURITIES OF WHICH WILL BE OWNED DIRECTLY BY THE ISSUER
            --------------------------------------------------------

                      NextWave Personal Communications Inc.
                             NextWave Partners Inc.
                             NextWave Wireless Inc.
                                 TELE*Code Inc.

 SUBSIDIARY OF THE ISSUER, 100% OF THE VOTING SECURITIES OF WHICH WILL BE OWNED
          DIRECTLY BY NEXTWAVE PARTNERS INC., A FIRST TIER SUBSIDIARY
          -----------------------------------------------------------

                          NextWave Power Partners Inc.

                                OTHER AFFILIATES
                                ----------------

           On the basis of holdings, commitments and information as of August 2, 1999, Navation, Inc. beneficially owns 19,091,435 shares of Series A Common Stock, representing approximately 52.7% of the outstanding shares of Series A Common Stock, and 20,058,308 shares of the Series B Common Stock, representing approximately 12.82% of the outstanding shares of Series B Common Stock. The holders of the Series A Common Stock have the right to elect the minimum number of directors necessary to constitute a majority of the total number of directors of the Issuer. See "Management and Control - Principal Owners of Voting Securities - As of August 2, 1999" in Item 5 and "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Common Stock" and "- Series B Common Stock" in Item 7 of this Form T-3.


           As of the Effective Date, on the basis of present information, Navation, Inc. is expected to beneficially own 19,091,435 shares of Series A Common Stock, representing approximately 52.7% of the outstanding shares of Series A Common Stock as of the Effective Date, and 20,058,308 shares of the Series B Common Stock, expected to represent approximately 10.67% of the outstanding shares of Series B Common Stock as of the Effective Date (assuming that none of the shares of Series A Preferred Stock expected to be outstanding on the Effective Date were converted into shares of Series B Common Stock as of the Effective Date) or approximately 5.03% of the outstanding shares of Series B Common Stock and Series A Preferred Stock as of the Effective Date (assuming that all of the shares of Series A Preferred Stock expected to be outstanding on the Effective Date were converted into shares of Series B Common Stock as of the Effective Date). See "Management and Control - Principal Owners of Voting Securities - As of the Effective Date - Issuer" in Item 5 and "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Common Stock", "- Series B Common Stock" and "- Series A Preferred Stock" in Item 7 of this Form T-3.


           Navation, Inc. is a corporation the voting securities of which are owned beneficially and of record by Allen B. Salmasi and his spouse and certain family members. Navation, Inc. is controlled by Allen B. Salmasi, the Chairman of the Board, Chief Executive Officer and President of the Issuer. Navation, Inc. or Allen B. Salmasi may, from time to time, be issued warrants or other rights to purchase Series B Common Stock in order to maintain control pursuant to regulations of the Federal Communications Commission ("FCC"). In addition, Allen B. Salmasi owns options to purchase 1,270,000 shares of Series B Common Stock.


                             MANAGEMENT AND CONTROL

ITEM 4.    DIRECTORS AND EXECUTIVE OFFICERS.

       DIRECTORS AND EXECUTIVE OFFICERS OF THE ISSUER AS OF AUGUST 2, 1999
       -------------------------------------------------------------------


Name                       Address                              Office/Position
----                       -------                              ---------------
Allen B. Salmasi           c/o NextWave Telecom Inc.            Chairman of the Board, Chief Executive Officer and
                           3 Skyline Drive                      President
                           Hawthorne, NY 10532

Frank A. Cassou            c/o NextWave Telecom Inc.            Executive Vice President, Corporate Development and
                           3 Skyline Drive                      General Counsel; Secretary
                           Hawthorne, NY 10532

Raymond P. Dolan           c/o NextWave Telecom Inc.            Chief Operating Officer
                           3 Skyline Drive
                           Hawthorne, NY 10532

Kevin M. Finn              c/o NextWave Telecom Inc.            Senior Vice President, Special Projects, Director
                           3 Skyline Drive
                           Hawthorne, NY 10532

Roy D. Berger              c/o NextWave Telecom Inc.            Senior Vice President and Chief Marketing Officer
                           3 Skyline Drive
                           Hawthorne, NY 10532

James S. Madsen            c/o NextWave Telecom Inc.            Senior Vice President, Sales & Business Development
                           3 Skyline Drive
                           Hawthorne, NY 10532


                                       4


R. Andrew Salony           c/o NextWave Telecom Inc.            Senior Vice President, Strategic Relations and Chief
                           3 Skyline Drive                      Human Resources Officer
                           Hawthorne, NY 10532

Michael Regan, Jr.         c/o NextWave Telecom Inc.            Senior Vice President, External Affairs
                           3 Skyline Drive
                           Hawthorne, NY 10532

Edward M. Knapp            c/o NextWave Telecom Inc.            Senior Vice President, Chief Technical Officer
                           3 Skyline Drive
                           Hawthorne, NY 10532

William H. Webster         c/o NextWave Telecom Inc.            Director
                           3 Skyline Drive
                           Hawthorne, NY 10532

Allan E. Puckett           c/o NextWave Telecom Inc.            Director
                           3 Skyline Drive
                           Hawthorne, NY 10532

Alan Cameron               c/o NextWave Telecom Inc.            Vice President
                           3 Skyline Drive
                           Hawthorne, NY 10532

Theresa L. McCarthy        c/o NextWave Telecom Inc.            Vice President
                           3 Skyline Drive
                           Hawthorne, NY 10532

Brian Montgomery           c/o NextWave Telecom Inc.            Vice President
                           3 Skyline Drive
                           Hawthorne, NY 10532

David Needham              c/o NextWave Telecom Inc.            Vice President
                           3 Skyline Drive
                           Hawthorne, NY 10532

Charla Rath                c/o NextWave Telecom Inc.            Vice President
                           3 Skyline Drive
                           Hawthorne, NY 10532

Michael Wack               c/o NextWave Telecom Inc.            Vice President
                           3 Skyline Drive
                           Hawthorne, NY 10532

          DIRECTORS AND EXECUTIVE OFFICERS OF NPCI AS OF AUGUST 2, 1999
          -------------------------------------------------------------

Name                        Address                                             Office/Position
----                        -------                                             ---------------
Allen B. Salmasi            c/o NextWave Personal Communications Inc.           Chairman of the Board, Chief Executive
                            3 Skyline Drive                                     Officer and President
                            Hawthorne, NY  10532

Kevin M. Finn               c/o NextWave Personal Communications Inc.           Senior Vice President, Director
                            3 Skyline Drive
                            Hawthorne, NY  10532


                                       5

Edward M. Knapp             c/o NextWave Personal Communications Inc.           Vice President
                            3 Skyline Drive
                            Hawthorne, NY  10532

James S. Madsen             c/o NextWave Personal Communications Inc.           Vice President
                            3 Skyline Drive
                            Hawthorne, NY  10532

Frank A. Cassou             c/o NextWave Personal Communications Inc.           Secretary
                            3 Skyline Drive
                            Hawthorne, NY  10532

          DIRECTORS AND EXECUTIVE OFFICERS OF NPPI AS OF AUGUST 2, 1999
          -------------------------------------------------------------

Name                        Address                                             Office/Position
----                        -------                                             ---------------

Allen B. Salmasi            c/o NextWave Power Partners Inc.                    Chairman of the Board, Chief Executive
                            3 Skyline Drive                                     Officer and President
                            Hawthorne, NY  10532

Kevin M. Finn               c/o NextWave Power Partners Inc.                    Senior Vice President, Director
                            3 Skyline Drive
                            Hawthorne, NY  10532

Roy D. Berger               c/o NextWave Power Partners Inc.                    Vice President
                            3 Skyline Drive
                            Hawthorne, NY  10532

Edward M. Knapp             c/o NextWave Power Partners Inc.                    Vice President
                            3 Skyline Drive
                            Hawthorne, NY  10532

James S. Madsen             c/o NextWave Power Partners Inc.                    Vice President
                            3 Skyline Drive
                            Hawthorne, NY  10532

Frank A. Cassou             c/o NextWave Power Partners Inc.                    Secretary
                            3 Skyline Drive
                            Hawthorne, NY  10532

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE ISSUER
           AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
           ----------------------------------------------------------


           On or prior to the Effective Date, pursuant to the Plan, the Issuer will file a Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that will provide that, at the effective time thereof, the Board of Directors of the Issuer will consist of not less than nine nor more than fifteen members. On the basis of present information, some or all of the directors and executive officers of the Issuer as of August 2, 1999, as well as other persons to be determined, are expected to be directors and executive officers of the Issuer as of the Effective Date.

                    DIRECTORS AND EXECUTIVE OFFICERS OF NPCI
           AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
           ----------------------------------------------------------

           On the basis of present information, some or all of the directors and executive officers of NPCI as of August 2, 1999, and possibly certain other persons to be determined, are expected to be directors and executive officers of NPCI as of the Effective Date.



                    DIRECTORS AND EXECUTIVE OFFICERS OF NPPI
           AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
           ----------------------------------------------------------

           On the basis of present information, some or all of the directors and executive officers of NPPI as of August 2, 1999, and possibly certain other persons to be determined, are expected to be directors and executive officers of NPPI as of the Effective Date.



ITEM 5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

                              AS OF AUGUST 2, 1999
                              --------------------

           I.        ISSUER.
                     -------


           The Issuer's voting securities (as defined in the Trust Indenture Act of 1939, as amended (the "1939 Act")) outstanding as of August 2, 1999 consist of (A) the Series A Common Stock, the holders of which have the right to elect the minimum number of directors necessary to constitute a majority of the total number of directors, and (B) the Series B Common Stock, the holders of which have the right, voting with the holders of Series C Common Stock (none of which is outstanding as of August 2, 1999), to elect a number of directors equal to the total number of directors less the number of directors to be elected by the holders of the Series A Common Stock. See "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Common Stock" and "- Series B Common Stock" in
Item 7 of this Form T-3. The principal owners of each such class of voting securities are set forth below.


           (A)       SERIES A COMMON STOCK

          Col. A                                  Col. B                           Col. C                          Col. D

                                                                                                                 Percentage of
        Name and                                                                                                    Voting
Complete Mailing Address                    Title of Class Owned                  Amount Owned                 Securities Owned
------------------------                    --------------------                  ------------                 ----------------
Navation, Inc.(1)                           Series A Common Stock                  19,091,435                     52.67%(2)(3)
271 East 86th Street, Suite 352
New York, New York 10028

Good News Communications Co., LLC           Series A Common Stock                  11,960,866                     33.00%(4)(5)
c/o Stephen Park
8 Museum Way #206
Cambridge, MA 02141


                                       7

----------
(1) Navation, Inc. is a corporation the voting securities of which are owned beneficially and of record by Allen B. Salmasi and his spouse and certain family members. Navation, Inc. is controlled by Allen B. Salmasi, the Chairman of the
Board, Chief Executive Officer and President of the Issuer. Navation, Inc. or
Allen B. Salmasi may, from time to time, be issued warrants or other rights to purchase Series B Common Stock in order to maintain control pursuant to regulations of the FCC. In addition, Allen B. Salmasi owns options to purchase
1,270,000 shares of Series B Common Stock.

(2) Represents the percentage of outstanding shares of Series A Common Stock owned beneficially or of record as of July 30, 1999.

(3) Navation, Inc.'s combined ownership of 19,091,435 shares of Series A Common
Stock and 20,058,308 shares of Series B Common Stock constitutes a total of 20.32% of the outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock and Series B Common Stock outstanding), assuming that no Existing Options/Warrants are exercised.

(4) Represents the percentage of outstanding shares of Series A Common Stock owned beneficially or of record as of July 30, 1999.

(5) Good News Communications Co., LLC's combined ownership of 11,960,866 shares of Series A Common Stock and 12,879,868 shares of Series B Common Stock constitutes a total of 12.89% of the outstanding voting securities of the Issuer
(i.e., of the aggregate of the Series A Common Stock and Series B Common Stock outstanding), assuming that no Existing Options/Warrants are exercised.


           (B)       SERIES B COMMON STOCK

          Col. A                                  Col. B                           Col. C                          Col. D

                                                                                                                 Percentage of
        Name and                                                                                                    Voting
Complete Mailing Address                    Title of Class Owned                  Amount Owned                 Securities Owned
------------------------                    --------------------                  ------------                 ----------------
Navation, Inc.(1)                           Series B Common Stock                  20,058,308                     12.82%(2)(3)
271 East 86th Street, Suite 352
New York, New York 10028


----------
(1) Navation, Inc. is a corporation the voting securities of which are owned beneficially and of record by Allen B. Salmasi and his spouse and certain family members. Navation, Inc. is controlled by Allen B. Salmasi, the Chairman of the
Board, Chief Executive Officer and President of the Issuer. Navation, Inc. or
Allen B. Salmasi may, from time to time, be issued warrants or other rights to purchase Series B Common Stock in order to maintain control pursuant to regulations of the FCC. In addition, Allen B. Salmasi owns options to purchase
1,270,000 shares of Series B Common Stock.

(2) Represents the percentage of outstanding shares of Series B Common Stock owned beneficially or of record (assuming that no Existing Options/Warrants are exercised) as of July 30, 1999.

(3) Navation, Inc.'s combined ownership of 19,091,435 shares of Series A Common
Stock and 20,058,308 shares of Series B Common Stock constitutes a total of 20.32% of the outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock and Series B Common Stock outstanding), assuming that no Existing Options/Warrants are exercised.


           II.       NPCI.
                     -----

         Col. A                               Col. B                       Col. C                          Col. D

                                                                                                         Percentage of
        Name and                                                                                            Voting
Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
------------------------               --------------------              ------------                  ----------------
NextWave Telecom Inc.                  Capital Stock, par value          1,000 shares                      100.00%
3 Skyline Drive                        $.0001 per share
Hawthorne, NY  10532

           III.      NPPI.
                     -----

         Col. A                               Col. B                        Col. C                          Col. D

                                                                                                        Percentage of
        Name and                                                                                            Voting
Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
------------------------               --------------------              ------------                  ----------------
NextWave Partners Inc.                 Capital Stock, par value          1,000 shares                      100.00%
3 Skyline Drive                        $.0001 per share
Hawthorne, NY  10532



     AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT HOLDINGS, COMMITMENTS AND INFORMATION)
    ------------------------------------------------------------------------

           I.        ISSUER.
                     -------

           The Issuer's voting securities (as defined in the 1939 Act) expected, on the basis of present holdings, commitments and information, to be outstanding as of the Effective Date will consist of (A) the Series A Common Stock, the holders of which will have the right to elect the minimum number of directors necessary to constitute a majority of the total number of directors, and (B) the Series B Common Stock and the Series A Preferred Stock, the holders of which will have the right, voting with the holders of Series C Common Stock (none of which is expected to be outstanding as of the Effective Date), to elect a number of directors equal to the total number of directors less the number of directors to be elected by the holders of the Series A Common Stock. See "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Common Stock", "- Series B Common Stock" and "- Series A Preferred Stock" in Item 7 of this Form T-3. Holders of Series A Preferred Stock are entitled to vote for such directors on an as-converted basis. See "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Preferred Stock" in Item 7 of this Form T-3. The principal owners of (A) the Series A Common Stock and (B) the Series B Common Stock and the Series A Preferred Stock, treated as one class of voting securities, are set forth below.

           (A)       SERIES A COMMON STOCK

         Col. A                               Col. B                        Col. C                         Col. D

                                                                                                        Percentage of
        Name and                                                                                            Voting
Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
------------------------               --------------------              ------------                  ----------------
Navation, Inc.(1)                      Series A Common Stock              19,091,435                     52.67%(2)(3)
271 East 86th Street, Suite 352
New York, New York 10028

Good News Communications Co., LLC      Series A Common Stock              11,960,866                     33.00%(4)(5)
c/o Stephen Park
8 Museum Way #206
Cambridge, MA 02141


----------
(1) Navation, Inc. is a corporation the voting securities of which are owned beneficially and of record by Allen B. Salmasi and his spouse and certain family members. Navation, Inc. is controlled by Allen B. Salmasi, the Chairman of the Board, Chief Executive Officer and President of the Issuer. Navation, Inc. or Allen B. Salmasi may, from time to time, be issued warrants or other rights to purchase Series B Common Stock in order to maintain control pursuant to regulations of the FCC. In addition, Allen B. Salmasi owns options to purchase 1,270,000 shares of Series B Common Stock.

(2) Represents the percentage of outstanding shares of Series A Common Stock expected to be owned beneficially or of record as of the Effective Date.

(3) Navation, Inc.'s combined ownership of 19,091,435 shares of Series A Common Stock and 20,058,308 shares of Series B Common Stock is expected to constitute a total of 8.99% of all outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock, Series B Common Stock and Series A Preferred Stock expected to be outstanding) as of the Effective Date, assuming that 31,474,508 shares of Series B Common Stock are issued as a result of the exercise of Existing Options/Warrants (assuming the absence of any dilution as a result of the issuance or exercise of any options to purchase Series B Common Stock by, or any grants of Series B Common Stock to, employees or directors of the Issuer, or the issuance or exercise of any Series B Warrants (as hereinafter defined)).

(4) Represents the percentage of outstanding shares of Series A Common Stock expected to be owned beneficially or of record as of the Effective Date.

(5) Good News Communications Co., LLC's combined ownership of 11,960,866 shares of Series A Common Stock and 12,879,868 shares of Series B Common Stock is expected to constitute a total of 5.71% of all outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock, Series B Common Stock and Series A Preferred Stock expected to be outstanding) as of the Effective Date, assuming that 31,474,508 shares of Series B Common Stock are issued as a result of the exercise of Existing Options/Warrants (assuming the absence of any dilution as a result of the issuance or exercise of any options to purchase Series B Common Stock by, or any grants of Series B Common Stock to, employees or directors of the Issuer, or the issuance or exercise of any Series B Warrants).



           (B)       SERIES B COMMON STOCK AND SERIES A PREFERRED STOCK

         Col. A                               Col. B                        Col. C                          Col. D

                                                                                                        Percentage of
        Name and                                                                                            Voting
Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
------------------------               --------------------              ------------                  ----------------
TPG Partners II, L.P.                  Series A Preferred Stock          41,662,500(1)                 10.44%(2)
345 California Street, Suite 3300
San Francisco, California 94104

Oak Investment Partners VIII, L.P.     Series A Preferred Stock          49,995,000(3)                 12.53%(4)
525 University Avenue, Suite 1300
Palo Alto, California 94301


----------
(1) Represents the outstanding shares of Series A Preferred Stock (calculated, based on voting power with respect to the election of directors, on an as-converted basis; see "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Preferred Stock" in Item 7 of this Form T-3) expected to be owned beneficially or of record as of the Effective Date. On a pre-conversion basis, TPG Partners II, L.P. is expected to own 1,250,000 shares of Series A Preferred Stock as of the Effective Date. TPG Partners II, L.P. is also expected to own warrants exercisable for 833,333 shares of Series B Common Stock (the "TPG Warrants") as of the Effective Date.

(2) Represents the percentage of outstanding shares of Series B Common Stock and Series A Preferred Stock (calculated, based on voting power with respect to the election of directors, on an as-converted basis; see "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Preferred Stock" in Item 7 of this Form T-3) expected to be owned beneficially or of record, assuming that 31,474,508 shares of Series B Common Stock are issued as a result of the exercise of Existing Options/Warrants, as of the Effective Date (assuming the absence of any dilution as a result of (i) the issuance or exercise of any options to purchase Series B Common Stock by, or any grants of Series B Common Stock to, employees or directors of the Issuer, (ii) any conversion(s), pursuant to the Post-Petition Loan and Security Agreement, dated as of June 16, 1998, as amended (the "DIP Loan"), between the Debtors and the Lender named therein, of Term Loans (as defined in the DIP Loan) or repaid Terms Loans into shares of Series A Preferred Stock or Series B Common Stock, or (iii) the issuance or exercise of any Series B Warrants (including the TPG Warrants)).


(3) Represents the outstanding shares of Series A Preferred Stock (calculated, based on voting power with respect to the election of directors, on an as-converted basis; see "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Preferred Stock" in Item 7 of this Form T-3) expected to be owned beneficially or of record as of the Effective Date. On a pre-conversion basis, Oak Investment Partners VIII, L.P. is expected to own 1,500,000 shares of Series A Preferred Stock as of the Effective Date. Oak Investment Partners VIII, L.P. is also expected to own warrants exercisable for 1,000,000 shares of Series B Common Stock (the "Oak Warrants") as of the Effective Date.


(4) Represents the percentage of outstanding shares of Series B Common Stock and Series A Preferred Stock (calculated, based on voting power with respect to the election of directors, on an as-converted basis; see "Capital Securities - Capitalization - Voting Rights - Issuer - Series A Preferred Stock" in Item 7 of this Form T-3) expected to be owned beneficially or of record, assuming that 31,474,508 shares of Series B Common Stock are issued as a result of the exercise of Existing Options/Warrants, as of the Effective Date (assuming the absence of any dilution as a result of (i) the issuance or exercise of any options to purchase Series B Common Stock by, or any grants of Series B Common Stock to, employees or directors of the Issuer, (ii) any conversion(s), pursuant to the DIP Loan, of Term Loans (as defined in the DIP Loan) or repaid Term Loans into shares of Series A Preferred Stock or Series B Common Stock, or (iii) the issuance or exercise of any Series B Warrants (including the Oak Warrants)).



           II.       NPCI.
                     -----

         Col. A                               Col. B                        Col. C                          Col. D

                                                                                                        Percentage of
        Name and                                                                                            Voting
Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
------------------------               --------------------              ------------                  ----------------
NextWave Telecom Inc.                  Capital Stock, par value          1,000 shares                  100.00%
3 Skyline Drive                        $.0001 per share
Hawthorne, NY  10532

           III.      NPPI.
                     -----

         Col. A                               Col. B                        Col. C                          Col. D

                                                                                                        Percentage of
        Name and                                                                                            Voting
Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
------------------------               --------------------              ------------                  ----------------
NextWave Partners Inc.                 Capital Stock, par value          1,000 shares                  100.00%
3 Skyline Drive                        $.0001 per share
Hawthorne, NY  10532


                                  UNDERWRITERS

ITEM 6.    UNDERWRITERS.

           (a) None.

           (b) No principal underwriter within the meaning of Section 303(4) of the 1939 Act has been proposed with respect to the Notes.

                               CAPITAL SECURITIES

ITEM 7.    CAPITALIZATION.

                              AS OF AUGUST 2, 1999
                              --------------------

           (A)       CAPITALIZATION.

           I.        ISSUER.
                     -------

    Col. A                                            Col. B                                   Col. C

Title of Class                                  Amount Authorized                        Amount Outstanding
--------------                                  -----------------                        ------------------
Series A Common Stock                           60,000,000 shares                        36,245,031 shares
Series B Common Stock                           350,000,000 shares                       156,445,055 shares
Series C Common Stock                            1,019,444 shares                               NONE
Undesignated Common Stock                       88,980,556 shares                               NONE


           II.       NPCI.
                     -----

    Col. A                                            Col. B                                   Col. C

Title of Class                                  Amount Authorized                        Amount Outstanding
--------------                                  -----------------                        ------------------
Capital Stock, par value $.0001 per share         1,000 shares                             1,000 shares

           III.      NPPI.
                     -----

    Col. A                                            Col. B                                   Col. C

Title of Class                                  Amount Authorized                        Amount Outstanding
--------------                                  -----------------                        ------------------
Capital Stock, par value $.0001 per share         1,000 shares                             1,000 shares


             AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED,
          AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
          -------------------------------------------------------------


           I.        ISSUER.(1)
                     ----------



    Col. A                                            Col. B                                   Col. C

Title of Class                                  Amount Authorized                        Amount Outstanding
--------------                                  -----------------                        ------------------

Series A Common Stock                           60,000,000 shares                        36,245,031 shares
Series B Common Stock                           900,000,000 shares                      187,919,563 shares
Series C Common Stock                            1,019,444 shares                              NONE
Undesignated Preferred Stock                    39,500,000 shares                              NONE
Series A Preferred Stock                         9,500,000 shares                        6,336,590 shares
Senior Redeemable Preferred Stock                1,000,000 shares                         850,000 shares
12% Senior Secured Subordinated Notes Due 2009         (2)                                 $225,000,000

---------------
(1)In addition, pursuant to the Plan, on the basis of present information, the
Issuer will issue to (i) certain new investors who subscribe to purchase shares of Series A Preferred Stock, (ii) the recipients of Senior Redeemable Preferred
Stock and (iii) the Bridge Noteholders, Hanareum and LG InfoComm (each as defined in the Disclosure Statement filed as Exhibit T3E-1 hereto) approximately
45,000,000 Series B Warrants (the "Series B Warrants"), each of which will be exercisable for one share of Series B Common Stock at an exercise price of $3.00 per share. The Series B Warrants will be exercisable until 5:00 p.m., New York
City time, on the fifth anniversary of the Effective Date. The number of shares of Series B Common Stock purchasable upon the exercise of the Series B Warrants and such exercise price are subject to adjustment as set forth in the warrant agreement governing such warrants. Also pursuant to the Plan, the Issuer will issue to certain employees and directors of the Issuer an aggregate of up to 6.9 million shares of Series B Common Stock. The amounts set forth in Column C, captioned "Amount Outstanding," assume that no Term Loans (as defined in the DIP
Loan) or repaid Term Loans will be converted, as of the Effective Date, into any of the securities named herein.

(2)The amount of authorized Notes will be equal to the dollar amount of Allowed
Claims of Senior Claimants (as such terms are defined in the Plan), expected, on the basis of present information, to be approximately $225,000,000.


           II.       NPCI.
                     -----

    Col. A                                            Col. B                                   Col. C

Title of Class                                  Amount Authorized                        Amount Outstanding
--------------                                  -----------------                        ------------------
Capital Stock, par value $.0001 per share         1,000 shares                             1,000 shares

           III.      NPPI.
                     -----

    Col. A                                            Col. B                                   Col. C

Title of Class                                  Amount Authorized                        Amount Outstanding
--------------                                  -----------------                        ------------------
Capital Stock, par value $.0001 per share         1,000 shares                             1,000 shares


           (B)       VOTING RIGHTS.

           I.        ISSUER.
                     -------

                              SERIES A COMMON STOCK
                              ---------------------

           As of July 30, 1999, each outstanding share of the Series A Common Stock has one vote for all purposes provided by law, provided that (i) the number of directors which the holders of shares of Series A Common Stock shall be entitled to elect shall be limited in that such holders shall be entitled to elect a number of directors equal to the minimum number necessary to constitute a majority of the total number of directors (except that, in the event there are no holders of Series B Common Stock, the holders of Series A Common Stock shall have the right to elect all of the directors of the Issuer), and (ii) the holders of Series A Common Stock shall have the right to vote, as a separate class, on certain matters set forth in Article VIII of the Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit T3A-1 hereto (the "Amended and Restated Certificate of Incorporation").

           As of the Effective Date, each outstanding share of the Series A Common Stock will have, on the basis of present information, one vote for all purposes provided by law, provided that (i) the number of directors which the holders of shares of Series A Common Stock shall be entitled to elect shall be limited in that such holders shall be entitled to elect a number of directors equal to the minimum number necessary to constitute a majority of the total number of directors (except that, in the event there are no holders of Series B Common Stock, the holders of Series A Common Stock shall have the right to elect all of the directors of the Issuer), and (ii) the holders of Series A Common Stock shall have the right to vote, as a separate class, on certain matters set forth in Article VII of the Second Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit T3A-2 hereto (the "Second Amended and Restated Certificate of Incorporation").

                              SERIES B COMMON STOCK
                              ---------------------

           As of July 30, 1999, each outstanding share of the Series B Common Stock has no right to vote, except as required by law, provided that (i) the holders of Series B Common Stock voting with the holders of Series C Common Stock shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series B Common Stock and Series C Common Stock shall always constitute a minority of the total number of directors and (ii) the holders of Series B Common Stock voting with the holders of Series C Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VIII of the Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Amended and Restated Certificate of Incorporation), each holder of Series B Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

           As of the Effective Date, each outstanding share of the Series B Common Stock will have, on the basis of present information, no right to vote, except as required by law, provided that (i) the holders of Series B Common Stock voting with the holders of Series C Common Stock (and any other class or series of Preferred Stock (as defined in the Second Amended and Restated Certificate of Incorporation) to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series B Common Stock and Series C Common Stock (and any other class or series of Preferred Stock to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall always constitute a minority of the total number of directors and (ii) the holders of Series B Common Stock voting with the holders of Series C Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VII of the

Second Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Second Amended and Restated Certificate of Incorporation), each holder of Series B Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

                              SERIES C COMMON STOCK
                              ---------------------

           As of July 30, 1999, each outstanding share of the Series C Common Stock has no right to vote, except as required by law, provided that (i) the holders of Series C Common Stock voting with the holders of Series B Common Stock shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series C Common Stock and Series B Common Stock shall always constitute a minority of the total number of directors and (ii) the holders of Series C Common Stock voting with the holders of Series B Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VIII of the Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Amended and Restated Certificate of Incorporation), each holder of Series C Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

           As of the Effective Date, each outstanding share of the Series C Common Stock will have, on the basis of present information, no right to vote, except as required by law, provided that (i) the holders of Series C Common Stock voting with the holders of Series B Common Stock (and any other class or series of Preferred Stock (as defined in the Second Amended and Restated Certificate of Incorporation) to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series C Common Stock and Series B Common Stock (and any other class or series of Preferred Stock to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall always constitute a minority of the total number of directors and (ii) the holders of Series C Common Stock voting with the holders of Series B Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VII of the Second Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Second Amended and Restated Certificate of Incorporation), each holder of Series C Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

           The information set forth above in this Item 7(b) under the captions "Series A Common Stock", "Series B Common Stock" and "Series C Common Stock" is provided pursuant to the requirements of Form T-3. However, the Issuer is currently under the protection of the Bankruptcy Court and the owners of equity interests in the Issuer are subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without the necessity of any further action by any stockholder of the Issuer.

                          UNDESIGNATED PREFERRED STOCK
                          ----------------------------

           The Undesignated Preferred Stock will have, on the basis of present information, such terms (including voting rights), as may be determined by the Board of Directors of the Issuer pursuant to the Second Amended and Restated Certificate of Incorporation.

                            SERIES A PREFERRED STOCK
                            ------------------------

           As of the Effective Date, each outstanding share of the Series A Preferred Stock will have, on the basis of present information, no right to vote, except as required by law, provided that (i) the holders of Series A Preferred Stock voting with the holders of Series B Common Stock and the Series C Common Stock shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock and
(ii) the holders of Series A Preferred Stock shall have the right to vote, as a separate class, on the matters set forth in Section VIII(c) of the Certificate of Designation to be filed by the Issuer with Secretary of State of Delaware with respect to the Series A Preferred Stock (the "Series A Certificate of Designation"), which matters include (1) authorizing or approving the issuance of any shares of, or of any security convertible into, or exercisable or exchangeable for, shares of any other capital stock of the Issuer, which shares rank prior to the shares of Series A Preferred Stock in the payment of dividends or in the distribution of assets upon liquidation (complete or partial), dissolution or winding up of the affairs of the Issuer (other than any type of "payment in kind" securities and securities ranking on parity with the Series A Preferred Stock, including the Senior Redeemable Preferred Stock), (2) the granting of certain stock options, (3) except for certain permitted transfers, consolidating or merging with or into or transferring all or substantially all of its assets to any person or entity, (4) voluntarily liquidating, dissolving or winding up the Issuer in the absence of a liquidation preference as provided in the Series A Certificate of Designation, (5) effecting any acquisition whereby the target of such acquisition would thereby directly or indirectly acquire or own more than 25.01% of the Issuer's common stock, (6) entering into or permitting to exist certain material transactions with affiliates, (7) voluntarily redeeming or repurchasing any outstanding stock (except Senior Redeemable Preferred Stock) of the Issuer unless such redemption or repurchase is to be effected in accordance with any stock option plan or any other similar plan or arrangement of the Issuer duly adopted by the Board of Directors or as otherwise required by the plan, (8) declaring or paying any cash dividends on any outstanding stock (except Senior Redeemable Preferred Stock and any other class of capital stock of the Issuer established by the Board of Directors after the date of the Series A Certificate of Designation, the terms of which expressly provide that it ranks on parity with the Series A Preferred Stock as to dividend rights) of the Issuer, except as expressly provided in the Series A Certificate of Designation, (9) engaging in any business other than the business currently engaged in by the Issuer and any business substantially similar or related thereto or (10) effecting a public offering of any class of stock of the Issuer other than shares of Series B Common Stock. Each share of Series A Preferred Stock shall have one vote with respect to such matters and shall vote together as a single class with the holders of Junior Stock (as defined in the Series A Certificate of Designation), except as provided otherwise in the Series A Certificate of Designation. The Series A Certificate of Designation provides that any voting for directors by holders of Series A Preferred Stock, as described above, shall be done on an as-converted basis (and provides for an initial conversion rate of 33.33 shares of Series B Common Stock per share of Series A Preferred Stock, subject to adjustment as therein provided). Notwithstanding the foregoing, such voting rights shall terminate upon the earlier of (a) the completion of a Qualified Public Offering (as defined in the Series A Certificate of Designation) for the Series B Common Stock and (b) such time as there is less than 20% of the Series A Preferred Stock issued on the Issue Date (as defined in the Series A Certificate of Designation) outstanding.

                        SENIOR REDEEMABLE PREFERRED STOCK
                        ---------------------------------

           As of the Effective Date, each outstanding share of the Senior Redeemable Preferred Stock will have, on the basis of present information, no right to vote, except as required by law, and except that, in the event that dividends payable on the Senior Redeemable Preferred Stock shall be in arrears in an amount equal to at least six full quarterly dividends on the Senior Redeemable Preferred Stock at the time outstanding, the holders of the outstanding Senior Redeemable Preferred Stock shall have the exclusive right, voting separately as a class, to elect two directors of the Issuer at the Issuer's next annual meeting of stockholders and at each subsequent annual meeting of stockholders, and as otherwise provided in the Certificate of Designation to be filed by the Issuer with Secretary of State of Delaware with respect to the Senior Redeemable Preferred Stock.

           II.       NPCI.
                     -----

           Each outstanding share of capital stock, par value $.0001 per share, of the Guarantor has or will have, as applicable, on the basis of current information, one vote with respect to all matters subject to stockholder vote.

           The information set forth above is provided pursuant to the requirements of Form T-3. However, the Guarantor is currently under the protection of the Bankruptcy Court and the stockholder that presently holds equity interests in the Guarantor is subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without further action by the stockholder of the Guarantor.

           III.      NPPI.
                     -----

           Each outstanding share of capital stock, par value $.0001 per share, of the Guarantor has or will have, as applicable, on the basis of current information, one vote with respect to all matters subject to stockholder vote.

           The information set forth above is provided pursuant to the requirements of Form T-3. However, the Guarantor is currently under the protection of the Bankruptcy Court and the stockholder that presently holds equity interests in the Guarantor is subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without further action by the stockholder of the Guarantor.

                              INDENTURE SECURITIES

ITEM 8.    ANALYSIS OF INDENTURE PROVISIONS.

                                EVENTS OF DEFAULT
                                -----------------


           An Event of Default will have occurred under the terms of the Indenture with respect to the Notes if: (1) required payments of principal (or premium, if any) or interest with respect to the Notes are not made when due and payable (subject to a 10-day grace period in the case of a default upon a payment of interest and a five Business Day (as defined in the Indenture) grace period in the case of a default upon a payment of principal or premium); (2) there is a default in or breach of any other agreement of the Issuer in the Indenture (subject to a 60-day grace period after notice to the Issuer by the Trustee or by the holders of at least 33-1/3% in outstanding principal amount of the Notes); (3) there is a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (as defined in the Indenture) (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), which default results in the acceleration of such indebtedness prior to its stated final maturity and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness the maturity of which has been so accelerated, aggregates $25.0 million or more; (4) the Issuer or any of its Restricted Subsidiaries fails to pay final judgments aggregating in excess of $25.0 million (net of any amounts with respect to which a reputable and creditworthy insurance Issuer has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days; (5) the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary (as defined in the Indenture) commences a voluntary case under any applicable bankruptcy law, consents to the entry of an order for relief against it in an involuntary case under any applicable bankruptcy law, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due; or (6) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief against the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary in an involuntary case, appoints a custodian of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or orders the liquidation of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 consecutive days.


                              WITHHOLDING OF NOTICE
                              ---------------------

           If a Default or Event of Default (each as defined in the Indenture) occurs and is continuing under the Indenture with respect to the Notes, the Trustee will give the holders of the Notes notice thereof as and to the extent provided by the 1939 Act; provided, however, that except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers (as defined in the Indenture) in good faith determines that withholding the notice is in the interests of the holders of the Notes.

           REGISTRATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS
           -----------------------------------------------------------


           The aggregate principal amount of the Notes to be issued will be determined in accordance with the Plan and will be equal to the dollar amount of the Allowed Claims of Senior Claimants (as such terms are defined in the Plan), expected, on the basis of present information, to be approximately $225,000,000, subject to adjustment in the manner provided in the Plan and subject to the issuance of such additional Notes as the Issuer may elect to issue in payment of interest on the Notes pursuant to the Indenture. All of the Notes issued on the Effective Date will, as described under the caption "General - Securities Act Exemption Applicable" in Item 2 of this Form T-3, be distributed to Senior Claimants in accordance with the terms of the Plan. Each Note will be signed by the Issuer, authenticated by the Trustee, registered in the security register by the Trustee or an agent appointed by the Issuer to act as the transfer agent and registrar and delivered to the Senior Claimants by the Issuer or an exchange or disbursing agent on behalf of the Issuer.


RELEASE OR RELEASE AND SUBSTITUTION OF ANY PROPERTY SUBJECT TO LIEN OF INDENTURE
--------------------------------------------------------------------------------

           The Indenture contains the general provisions for the release of collateral from the lien of the Collateral Agent (as defined in the Indenture) in accordance with the 1939 Act, including delivery of the certificates and opinions of fair value as and to the extent required by Section 314(d) of the 1939 Act. The Indenture permits, among other things, subject only to the applicable requirements of the 1939 Act, if any, the Issuer or any subsidiary of the Issuer, at any time and from time to time, in its sole and absolute discretion, without any other action whatsoever, to effect and consummate, or permit or cause to be effected and consummated, any sale (including, without limitation, the issuance of capital stock or high-yield debt securities in a public or private transaction), exchange, transfer, pledge or any other disposition of the Collateral under the Indenture, in whole or in part, the execution, delivery and performance of one or more joint venture agreements by one or more of the License Holding Subsidiaries (as defined in the Indenture) (or by the Issuer or any subsidiary of the Issuer that owns any capital stock in any respective License Holding Subsidiary), the merger, consolidation or other business combination of any nature of a License Holding Subsidiary with any other person or entity, or any other similar such transaction, subject to a requirement that (with certain exceptions), the Issuer shall cause cash in an amount equal to the Net Proceeds (as defined in the Indenture) from such transaction allocable to the Collateral under the Indenture, if any, to be delivered and pledged to the Collateral Agent upon the closing of such transaction or otherwise apply the Net Proceeds in accordance with the provisions of the Indenture. The Indenture also provides that the Trustee and the Collateral Agent shall take, or cause to be taken, any action reasonably requested by the Issuer to release any and all liens in connection with such a transaction in accordance with the terms and conditions of the Security Documents (as defined in the Indenture).

                     SATISFACTION AND DISCHARGE OF INDENTURE
                     ---------------------------------------

           The Applicants may satisfy and discharge the Indenture (subject to certain surviving obligations) if (1) all securities previously authenticated and delivered (with certain exceptions) have been delivered to the Trustee for cancellation, or all such securities not so delivered have become due and payable, or will become due and payable or will be called for redemption within one year, and the Issuer has deposited in trust with the Trustee an amount sufficient to pay and discharge the entire indebtedness on such securities, (2) the Issuer has paid all other sums payable under the Indenture by the Issuer and
(3) the Issuer has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent in the Indenture relating to such satisfaction and discharge have been satisfied.

           The Applicants may effect a legal defeasance (i.e., the discharge of certain of its obligations under the Indenture, including the indebtedness represented by the Notes), or covenant defeasance (i.e., the release of certain covenant obligations of the Issuer under the Indenture) with respect to the Notes upon the satisfaction of certain conditions, including (1) the deposit by the Issuer with the Trustee in trust for the benefit of the holders of Notes of sufficient money, non-callable Government Securities (as defined in the Indenture) or a combination thereof to pay the principal of and any premium and interest on the Notes when the same shall be due, and (2) the delivery of certain prescribed opinions of counsel, including an opinion with respect to certain federal income tax matters.

       EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR UPON THE INDENTURE
       SECURITIES TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND
                     COVENANTS PROVIDED FOR IN THE INDENTURE
       -------------------------------------------------------------------

           The Issuer will deliver to the Trustee an annual officers' certificate stating whether or not the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and, if the Issuer is in default, specifying all such defaults and the nature and status thereof.

ITEM 9.    OTHER OBLIGORS.

           None.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES -

           (a)       Pages number 1 to 22, consecutively.


           (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified (previously filed).


           (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                     Exhibit T3A-1    Amended and Restated Certificate of
                                      Incorporation of the Issuer, as in effect on the date of filing hereof (previously filed).


                     Exhibit T3A-2    Form of Second Amended and Restated
                                      Certificate of Incorporation of the
                                      Issuer, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date
                                      (previously filed).

                     Exhibit T3A-3    Certificate of Incorporation of NPCI, as
                                      in effect on the date of filing hereof
                                      (previously filed).

                     Exhibit T3A-4    Certificate of Incorporation of NPPI, as
                                      in effect on the date of filing hereof
                                      (previously filed).


                     Exhibit T3B-1    Restated Bylaws of the Issuer, as in
                                      effect on the date of filing hereof
                                      (previously filed).


                     Exhibit T3B-2    Form of Amended and Restated Bylaws of the
                                      Issuer to become effective as of the
                                      Effective Date (previously filed).

                     Exhibit T3B-3    Bylaws of NPCI, as in effect on the date
                                      of filing hereof (previously filed).

                     Exhibit T3B-4    Bylaws of NPPI, as in effect on the date
                                      of filing hereof (previously filed).


                     Exhibit T3C      Indenture, to be dated as of the Effective
                                      Date, between the Issuer and Norwest Bank
                                      Minnesota, National Association, as
                                      Trustee, in the form to be qualified,
                                      including an itemized table of contents
                                      showing the articles, sections and
                                      subsections of the Indenture, together
                                      with the subject matter thereof and the
                                      pages on which they appear (filed
                                      herewith).

                     Exhibit T3D      Not applicable.

                     Exhibit T3E-1    Debtors' First Amended Joint Disclosure
                                      Statement Pursuant to Section 1125 of the
                                      Bankruptcy Code dated July 27, 1999
                                      (previously filed).


                     Exhibit T3E-2    Form of ballot (previously filed).

                     Exhibit T3E-3    Notice of confirmation hearing (previously
                                      filed).

                     Exhibit T3E-4    Notice of adjourned hearing on
                                      confirmation (previously filed).

                     Exhibit T3F      A cross reference sheet showing the
                                      location in the Indenture of the
                                      provisions inserted therein pursuant to
                                      Section 310 through 318(a), inclusive, of the 1939 Act (previously filed).

                                    SIGNATURE


           Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicants, each of NextWave Telecom Inc., NextWave Personal Communications Inc. and NextWave Power Partners Inc., each a corporation organized and existing under the laws of Delaware, has duly caused this Amendment No. 2 to Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Hawthorne, and State of New York, as of the 24th day of November, 1999.


(Seal)                         NEXTWAVE TELECOM INC.



                               By:  /s/ Allen B. Salmasi
                                   --------------------------------------------
                               Name:    Allen B. Salmasi
                               Title:   President and Chief Executive Officer




Attest: /s/ Frank A. Cassou
        --------------------------------------------
Name:   Frank A. Cassou
Title:  Executive Vice President,
        Corporate Development,
        General Counsel and Secretary


(Seal)                         NEXTWAVE TELECOM INC.



                               By:  /s/ Allen B. Salmasi
                                   --------------------------------------------
                               Name:    Allen B. Salmasi
                               Title:   President and Chief Executive Officer




Attest: /s/ Frank A. Cassou
        --------------------------------------------
Name:   Frank A. Cassou
Title:  Secretary


(Seal)                         NEXTWAVE TELECOM INC.



                               By:  /s/ Allen B. Salmasi
                                   --------------------------------------------
                               Name:    Allen B. Salmasi
                               Title:   President and Chief Executive Officer




Attest: /s/ Frank A. Cassou
        --------------------------------------------
Name:   Frank A. Cassou
Title:  Secretary

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.          Exhibit
-----------          -------

Exhibit 25 Statement of Eligibility and Qualification of Trustee on Form T-1 (previously filed).

Exhibit T3A-1        Amended and Restated Certificate of Incorporation of the
                     Issuer, as in effect on the date of filing hereof
                     (previously filed).

Exhibit T3A-2        Form of Second Amended and Restated Certificate of
                     Incorporation of the Issuer, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date (previously filed).

Exhibit T3A-3        Certificate of Incorporation of NPCI, as in effect on the
                     date of filing hereof (previously filed).

Exhibit T3A-4        Certificate of Incorporation of NPPI, as in effect on the
                     date of filing hereof (previously filed).

Exhibit T3B-1        Restated Bylaws of the Issuer, as in effect on the date of filing hereof (previously filed).

Exhibit T3B-2        Form of Amended and Restated Bylaws of the Issuer to become effective as of the Effective Date (previously filed).

Exhibit T3B-3        Bylaws of NPCI, as in effect on the date of filing hereof
                     (previously filed).

Exhibit T3B-4        Bylaws of NPPI, as in effect on the date of filing hereof
                     (previously filed).

Exhibit T3C          Indenture, to be dated as of the Effective Date, between
                     the Issuer and Norwest Bank Minnesota, National
                     Association, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D          Not applicable.

Exhibit T3E-1        Debtors' First Amended Joint Disclosure Statement Pursuant
                     to Section 1125 of the Bankruptcy Code dated July 27, 1999
                     (previously filed).

Exhibit T3E-2        Form of ballot (previously filed).

Exhibit T3E-3        Notice of confirmation hearing (previously filed).

Exhibit T3E-4        Notice of adjourned hearing on confirmation (previously
                     filed).

Exhibit T3F          A cross reference sheet showing the location in the
                     Indenture of the provisions inserted therein pursuant to
                     Section 310 through 318(a), inclusive, of the 1939 Act
                     (previously filed).